Exhibit 99.2

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D  A N A LY S I S
as at December 5, 2006

THE MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A) SECTION PROVIDES A REVIEW OF THE SIGNIFICANT DEVELOPMENTS AND ISSUES THAT INFLUENCED TEMBEC INC.’S FINANCIAL PERFORMANCE DURING THE FISCAL YEAR ENDED SEPTEMBER 30, 2006 AS COMPARED TO THE FISCAL YEAR ENDED SEPTEMBER 24, 2005. THE MD&A SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006. ALL REFERENCES TO QUARTERLY OR COMPANY INFORMATION RELATE TO TEMBEC INC.’S FISCAL QUARTERS.

The MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Throughout the MD&A, “Tembec” or “Company” means Tembec Inc. and its consolidated subsidiaries and investments. “AV Cell” refers to the Company’s 50% participation in AV Cell Inc. which operates a dissolving pulp mill located in Atholville, New Brunswick. “Marathon” refers to its 50% participation in Marathon Pulp Inc., which operates a northern bleached softwood kraft (NBSK) pulp mill in Marathon, Ontario. “Temlam” refers to the Company’s 50% participation in Temlam Inc., which operates laminated veneer lumber (LVL) plants in Ville-Marie and Amos, Quebec and wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Quebec. “Temrex” refers to the Company’s 50% participation in Produits Forestiers Temrex Limited Partnership, which operates two sawmills in the Gaspe region of Quebec. These investments are accounted for by the proportionate consolidation method.

Tembec’s operations consists of four reportable business segments: Forest Products, Pulp, Paper, and Chemicals. On September 30, 2006,Tembec had approximately 9,000 employees and operated manufacturing facilities in New Brunswick, Quebec, Ontario, Manitoba, Alberta, British Columbia, the states of Louisiana and Ohio as well as in Southern France. Principal facilities are described in the subsequent sections of the MD&A.

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec. The financial results of the OSB operation have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the continuing operations. For certain non-GAAP financial measures, the amount presented still reflect the actual reported results of prior periods. In those circumstances, a footnote indicates that they include the results of the OSB operations.

ACCOUNTING CHANGES

Effective January 2005, the Company adopted Canadian Institute of Chartered Accountants (CICA) Accounting Guideline No. 15 (AcG-15), “Consolidation of Variable Interest Entities”. AcG-15 addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership voting interests. The implementation of this new accounting guideline had no impact on the Company’s consolidated financial statements. The CICA Emerging Issues Committee issued Abstract 157 (EIC-157), “Implicit Variable Interest under AcG-15”. The abstract clarifies that an implicit variable interest is an implied pecuniary interest in an entity that changes with the fair value of that entity’s net assets exclusive of variable interest. The CICA Emerging Issues Committee also issued Abstract 163 (EIC-163), “Determining the Variability to be Considered in Applying AcG-15”. EIC-163 provides guidance on the relevant risks and rewards that must be identified and evaluated in order to apply AcG-15. The two abstracts had no impact on the Company’s consolidated financial statements.

The CICA Emerging Issues Committee issued Abstract 161 (EIC-161), “Discontinued Operations”. EIC-161 replaced EIC-45 “Discontinued Operations” and provides guidance regarding the allocation of interest expense and of general corporate overhead. The Company applied EIC-161 in fiscal 2006 as a result of the sale of its OSB operation.

The CICA issued Section 3831 “Non-Monetary Transactions”. This section requires that all non-monetary transactions be measured at fair value unless certain specified conditions where applicable. The Section became effective January 1, 2006, and did not impact the Company’s financial statements.

IMPACT OF ACCOUNTING PRONOUNCEMENTS ON FUTURE REPORTING PERIODS

The CICA issued three new Handbook Sections in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges”, and Section 1530 “Comprehensive Income”. These Sections apply to the Company beginning October 1, 2006. Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 provides alternative accounting treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationship” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements. The application of these new Handbook Sections for financial instruments is not expected to have a significant effect on the Company, but will require Tembec to present a new statement entitled “Comprehensive Income”.

The CICA subsequently amended Section 3865 “Hedges” by deleting paragraph 54. This paragraph required the use of the same method to assess the effectiveness of the hedge and to calculate the ineffective portion of the gain or loss on the hedging item. The removal of this paragraph allows an entity to use a different method to assess effectiveness and calculate ineffectiveness. As the Company does not use hedge accounting, this amendment did not impact its consolidated financial statements.

The CICA also subsequently amended Section 3855 “Financial Instruments – Recognition and Measurement”. The amendment provides guidance on accounting for fees and costs incurred upon the exchange of debt instruments or modification of a financial liability. Section 3855 applies to transactions occurring after October 1, 2006.

The CICA has released two new Handbook Sections in relation to financial instruments: Section 3862 “Financial Instruments –Disclosures” and Section 3863 “Financial Instruments – Presentation”. These standards enhance existing disclosures in previously issued Section 3861 “Financial Instruments – Disclosures and Presentation”. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. Both Sections will become effective October 1, 2007 and will require the Company to increase disclosure in the financial instruments note.

The CICA has released Section 1535 “Capital Disclosures”. The Section requires additional disclosure about capital management. The Section will become effective October 1, 2007 and will require the Company to expand its disclosure in that area.

The CICA issued a revised version of Section 1506 “Accounting Changes”. The revised Section provides additional guidance in determining when it is impractible to give retrospective application to a change in accounting policy. The Section will become effective on January 1, 2007. Although the Company does not currently foresee the requirement to initiate accounting changes, it will comply with Section 1506 should the need arise.

The CICA Emerging Issues Committee issued Abstract 162 (EIC-162), “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date”. EIC-162 provides guidance to determine compensation costs attributable to a stock-based award under a compensation plan that contains a provision that allows an employee to continue vesting after the employee has retired. The Abstract became effective October 1, 2006. The application EIC-162 will not have an impact on the financial statements of the Company.

The CICA issued Section 3251 “Equity”. The Section replaces Section 3250 “Surplus”. The Section incorporates consequential amendments resulting from the issuance of Section 1530 “Comprehensive Income”. The Section became effective on October 1, 2006. As noted previously, the Company will be required to present a new statement entitled “Comprehensive Income” beginning in October 2006.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Fixed asset depreciation

The Company records its fixed assets, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Fixed assets acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of fixed assets is provided over their estimated useful lives, generally on a straight-line basis. Forest access roads are depreciated on the basis of harvested volumes and certain equipment is depreciated using the unit of production method. The estimated useful lives of fixed assets are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimate and are dealt with prospectively by amending the amount of depreciation expense. There were no significant adjustments to depreciation rates in fiscal 2005 and 2006. In fiscal 2005, the Company recorded an impairment charge of $4 million relating to a specialty wood sawmill that was included in depreciation expense.

Impairment of goodwill

Accounting standards require that goodwill no longer be amortized to earnings, but be periodically tested for impairment. The Company uses certain operating and financial assumptions to conduct its impairment test, principally those contained in its most recent multi-year operating plan. This ensures that assumptions are supported, where available, by relevant independent information. The fiscal 2005 impairment test did find impairment of goodwill in relation to the hardwood flooring and newsprint operations. The carrying value of goodwill was reduced by $26 million. The charge to income was included in unusual items. There was no goodwill impairment in fiscal 2006.

Impairment of long-lived assets

The Company must review the carrying value of long-lived assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. To estimate future cash flows, the Company uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan. This ensures that the assumptions are supported, where available, by relevant independent information. The work conducted in fiscal 2005 indicated an impairment of $4 million relating to a specialty wood sawmill. The charge to income is included in depreciation and amortization expense.

Employee future benefits

Tembec contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Company also provides post-retirement benefits to certain retirees, primarily health-care related. For post-retirement benefits, funding of disbursements is done on a “pay as you go” basis. The Company uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis. Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. At June 30, 2006, (“the measurement date”), the fair value of defined benefit plan assets was $677 million, an amount equal to 80% of the estimated accrued benefit obligation of $849 million, generating a deficit of $172 million. The plan deficit was $274 million at the prior measurement date, June 30, 2005. The deficit decrease of $102 million that occurred over the 12-month period was caused primarily by two items. The deficit was reduced by $14 million as contributions of $36 million exceeded the current service cost of $22 million. An actuarial gain of $88 million decreased the accrued benefit obligation at the measurement date. This item was caused primarily by an increase from 4.98% to 5.59% of the weighted average discount rate applied to the accrued benefit obligation. The discount rate is tied to the rates applicable to high-quality corporate bonds (AA or higher) in effect as at the measurement date. Pension expense in fiscal 2006 was $42 million, as compared to $28 million in the prior year. Based on current assumptions, employer contributions and pension expense in fiscal 2007 are expected to be approximately $50 million and $21 million respectively. A description of the Company’s defined benefit pension plans and assumptions used in the calculations are presented in note 19 of the audited consolidated financial statements.

With regard to other employee future benefit plans, the accrued benefit obligation at the measurement date was $59 million, a decrease from $75 million in the prior year. The decrease was also due to an increase in the discount rate, from 4.99% to 5.80% . Employer contributions were $3 million, unchanged from the prior year. The expense recognized for other employee benefit plans was $9 million, up from $8 million in the prior year. Based on current assumptions, the amount of employer contributions and the amount of expense to be recognized in fiscal 2007 are expected to be approximately $3 million and $5 million respectively. A description of the Company’s other employee future benefit plans and assumptions used in the calculations are presented in note 20 of the audited consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

Future income taxes

Future income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement values of balance sheet items as well as certain carry-forward items. The Company only recognizes a future income tax asset to the extent that, in its opinion, it is more likely than not that the future income tax asset will be realized. This opinion is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions. The Company periodically reviews the carrying value of its future income tax assets. Additional details are provided in note 18 of the audited consolidated financial statements.

USE OF NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity. Net debt to total capitalization is used by the Company to measure its financial leverage.

Cash return on capital employed (CROCE) refers to EBITDA for a given period divided by the average gross capital employed for the period. Gross capital employed is the sum of working capital (accounts receivable, inventories and prepaid expenses less accounts payable), undepreciated fixed assets and other assets. The Company considers this to be a useful indicator of financial returns being generated by the Company.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders’ equity for the period.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

2006 vs 2005

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)
	2002	2003	2004	2005	2006

Sales	3,337	3,282	3,556	3,507	3,332
Freight and sales deductions	390	386	414	406	399
Lumber duties	18	81	112	89	35
Cost of sales	2,498	2,598	2,738	2,838	2,722
SG&A	165	162	178	171	153

EBITDA	266	55	114	3	23

Depreciation & amortization	225	227	231	238	208
Unusual items	24	18	47	255	189

Operating earnings (loss)	17	(190)	(164)	(490)	(374)

Interest, foreign exchange & other	210	119	(99)	11	111
Gain on translation of foreign debt	(4)	(264)	(94)	(125)	(64)

Pre-tax earnings (loss)	(189)	(45)	29	(376)	(421)
Income taxes (recovery)	(69)	(43)	26	(61)	(66)
Minority interests	–	(2)	–	–	–

Net earnings (loss) from continuing operations	(120)	–	3	(315)	(355)

Earnings from discontinued operations	4	11	34	11	51

Net earnings (loss)	(116)	11	37	(304)	(304)

Total assets (at end of year)	3,991	3,819	3,922	3,457	3,017

Total long-term debt(1) (at end of year)	1,927	1,728	1,617	1,515	1,461

(1) Includes current portion

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

SALES
(in millions of dollars)
					Volume
			Total	Price	& Mix
	2005	2006	Variance	Variance	Variance

Forest Products	1,267	1,088	(179)	(101)	(78)
Pulp	1,373	1,451	78	(24)	102
Paper	943	874	(69)	(16)	(53)
Chemical & other	209	199	(10)	(17)	7

	3,792	3,612	(180)	(158)	(22)
Less: internal sales	(285)	(280)	5

Sales	3,507	3,332	(175)

Sales declined by $175 million as compared to the prior year. The Forest Products segment sales declined by $179 million as a result of lower prices and volumes. Pricing was impacted by lower US $ reference prices and a stronger Canadian $, which averaged 7% higher versus the US $. A portion of the volume reduction was the result of the permanent shutdown of several manufacturing facilities. The Pulp segment sales increased by $78 million with higher volumes more than offsetting lower selling prices. The Paper segment sales declined by $69 million, primarily as a result of lower volumes. The decline in shipments was caused by the permanent closures of the Saint-Raymond, Quebec paper mill and of an uncoated bleached board machine at the St. Francisville, Louisiana paper mill. In terms of geographical distribution the U.S. remained the Company’s principal market with 45% of sales in fiscal 2006, as compared to 47% in the prior year. Canadian sales represented 20% of sales, the same percentage as the prior year. Sales outside of the U.S. and Canada represented the remaining 35% in fiscal 2006, as compared to 33% a year ago.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

EBITDA
(in millions of dollars)
					Cost &
			Total	Price	Volume
	2005	2006	Variance	Variance	Variance

Forest Products	32	22	(10)	(101)	91
Pulp	(25)	6	31	(24)	55
Paper	(12)	(11)	1	(16)	17
Chemical & other	8	6	(2)	(17)	15

	3	23	20	(158)	178

EBITDA increased by $20 million as compared to the prior year period. The Forest Products segment EBITDA declined by $10 million with lower prices being partially offset by lower costs. Lumber export duties on shipments to the U.S. declined by $54 million due to reduced deposit rates that came into effect in December 2005. The Pulp segment EBITDA improved by $31 million as lower manufacturing costs more than offset the decline in selling prices. The cost improvement was driven by a more favourable exchange rate on the French pulp mills’ Euro costs. The Paper segment EBITDA was relatively unchanged with lower manufacturing costs negating the impact of lower selling prices. Chemical segment prices and costs decreased by similar amounts and profitability remained relatively unchanged. This is to be expected for this segment as raw material prices are linked to product selling prices.

OPERATING EARNINGS (LOSS)
(in millions of dollars)
				Depreciation &		Unusual
			Total	EBITDA	Amortization	Items
	2005	2006	Variance	Variance	Variance	Variance

Forest Products	(81)	(31)	50	(10)	2	58
Pulp	(143)	(269)	(126)	31	22	(179)
Paper	(267)	(72)	195	1	7	187
Chemical & other	1	(2)	(3)	(2)	(1)	–

	(490)	(374)	116	20	30	66

The operating loss decreased by $116 million as compared to the prior year period. The Forest Products segment operating loss declined by $50 million due to a positive variance on unusual items. In the prior year period, the Company recorded unusual charges totalling $57 million related to the permanent closure of several facilities. The Pulp segment operating loss increased by $126 million. The current year loss includes unusual charges of $183 million relating primarily to asset impairment at the Smooth Rock Falls, Ontario pulp mill. The impairment charge was the principal reason depreciation and amortization expense declined by $22 million. The Paper segment operating loss declined by $195 million. The prior year results included an unusual charge of $101 million relating to the permanent closure of the Saint-Raymond, Quebec paper mill as well as a charge of $93 million relating to three items; a charge of $45 million for the closure of a pulp line and a paper machine; a charge of $26 million to reduce the carrying value of a dismantled paper machine; and a charge of $22 million to reduce the carrying value of previously recorded goodwill in the newsprint operations.

A more detailed review of items having impacted sales, EBITDA and operating results of each business segment is outlined in a subsequent section of the MD&A. The following sections review the impact of non-operating items on the financial performance of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)
	2005	2006

Interest on indebtedness	130	135
Amortization of deferred gain on foreign exchange contracts	(118)	(38)
Derivative financial instruments gain	(30)	–
Other foreign exchange items	17	11
Loss on consolidation of foreign integrated subsidiaries	6	1
Other items	6	2

	11	111

Interest on long-term debt declined by $5 million primarily as a result of the stronger Canadian $. Approximately 92% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. Interest on short-term debt increased by $10 million as the Company made greater use of its short-term operating lines.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the years ended September 2005 and 2006:

		(in millions of dollars)

	Opening		Ending
	Balance	Amortization	Balance

Year ended September 2005	156	(118)	38

Year ended September 2006	38	(38)	–

Since the beginning of fiscal 2004, the Company has shown the market value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

The following tables summarize the change in the market value of derivative financial instruments during fiscal 2005 and fiscal 2006:

			(in millions of dollars)

	Opening	Gain	Disbursements	Ending
Year ended September 2005	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign exchange contracts	105	23	(128)	–
Market value of commodity related derivative financial instruments	10	7	(11)	6

	115	30	(139)	6

			(in millions of dollars)

	Opening	Gain	Disbursements	Ending
Year ended September 2006	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign exchange contracts	–	3	(3)	–
Market value of commodity related derivative financial instruments	6	(3)	(3)	–

	6	–	(6)	–

During fiscal 2005, the Company recorded a gain of $23 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0.854. The Company received proceeds of $128 million relating to foreign exchange contracts during fiscal 2005. There was limited foreign exchange activity in fiscal 2006. The Company had sold the bulk of its remaining positions in the prior year.

At September 30, 2006, the Company did not hold any lumber futures. At the September 24, 2005, the Company held lumber futures equal to approximately 0.5% of its annual SPF lumber capacity. The fair value of these instruments was nil. At the end of fiscal 2006, the Company did not hold any old newspapers (ONP) hedges. At the end of the prior year, the Company held hedges relating to purchased ONP representing approximately 3% of its annual recycled fibre purchases. The fair value of these instruments was nil. At September 30, 2006, the Company did not hold any natural gas hedges. At September 24, 2005, the Company held natural gas hedges covering approximately 7% of its anticipated requirements for the next year. The fair value of these instruments was $6 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

GAIN ON TRANSLATION OF FOREIGN DEBT

During fiscal 2006, the Company recorded a gain of $64 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.854 to US $0.895. In the prior year, the Canadian $ had increased from US $0.784 to US $0.854, and the Company had recorded a gain of $125 million. The after-tax impact of the gain on translation of foreign denominated debt was $54 million or $0.62 per share as compared to the prior year after-tax gain of $104 million or $1.22 per share.

INCOME TAXES

In fiscal 2005, the Company recorded an income tax recovery of $61 million on a pre-tax loss of $376 million. The income tax recovery was $64 million lower than the projected recovery of $125 million based on the Company’s combined Canadian federal and provincial income tax rate of 33.3% . There was a favourable item which increased the recovery by $20 million relating to the non-taxable portion of the exchange gain on US $ denominated debt, which currently receives capital gains treatment in Canada and is taxed at 50% of regular business income. Lower corporate income tax rates in the Company’s non-Canadian operations increased the recovery by $9 million. The above favourable items were more than offset by several items which reduced the income tax recovery by $93 million. The non-recognition of period losses, primarily related to our U.S. operations in St. Francisville, Louisiana reduced the recovery by $33 million. As well, the reduction in carrying value of a previously recognized income tax asset relating to the St. Francisville operations further reduced the income tax recovery by $32 million. Non-deductible expenses, primarily related to goodwill impairment, decreased the recovery by $21 million. The non-deductible loss on consolidation of foreign subsidiaries decreased the recovery by $4 million. Finally, the Canadian large corporation tax reduced the recovery by $3 million.

During fiscal 2006, the Company recorded an income tax recovery of $66 million on a pre-tax loss from continuing operations of $421 million. The income tax recovery was $74 million lower than the projected recovery of $140 million based on the Company’s effective tax rate of 33.3% . There were several favourable items which increased the recovery by $21 million. Lower corporate income taxes in the Company’s non-Canadian operations increased the recovery by $9 million. There was a favourable item of $9 million relating to the non-taxable portion of the exchange gain on US $ denominated debt, which currently receives capital gains treatment in Canada and is taxed at 50% of regular business income. Other permanent differences increased the recovery by $3 million. The aforementioned favourable items were more than offset by several unfavourable items which reduced the income tax recovery by $95 million. The non-recognition of period losses, primarily related to the Company’s Canadian and U.S. operations, reduced the recovery by $88 million. The change in valuation allowance at a joint venture reduced the recovery by $3 million. The income tax recovery was further reduced by $3 million due to the net effect of announced future rate enactments, with favourable Canadian federal corporate tax rate changes being more than offset by increased rates in the Province of Quebec. Finally, the non-deductible loss on consolidation of foreign subsidiaries decreased the recovery by $1 million.

Details regarding the Company’s tax position are outlined in note 18 of the audited consolidated financial statements.

EARNINGS FROM DISCONTINUED OPERATIONS

In February 2006, the Company sold its OSB mill located in Saint-Georges-de-Champlain, Quebec for total consideration of $98 million. The sale generated an after-tax gain of $47 million or $0.55 per share. As well, the OSB mill generated net earnings of $4 million or $0.05 per share during the five months it was owned by the Company. This compares to net earnings of $11 million or $0.13 per share in the prior year.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

NET LOSS

The Company generated a net loss of $304 million or $3.55 per share compared to a net loss of $304 million or $3.55 per share in the same period a year ago. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

			Year ended		Year ended
			September 2005		September 2006
			($ millions)	($ / share)	($ millions)	($ / share)

Net loss as reported – in accordance with GAAP			(304)	(3.55)	(304)	(3.55)
Specific items (after-tax):
Gain on translation of foreign debt			(104)	(1.22)	(53)	(0.62)
Derivative financial instruments gain			(20)	(0.24)	–	–
Amortization of deferred gain on foreign exchange contracts			(80)	(0.93)	(26)	(0.30)
Unusual item	–	Sawmills	38	0.44	–	–
Unusual item	–	Saint-Raymond paper mill	68	0.80	–	–
Unusual item	–	Dismantled machines	20	0.23	–	–
Unusual item	–	Asset impairment	3	0.03	–	–
Unusual item	–	Goodwill impairment	23	0.26	–	–
Unusual item	–	Smooth Rock Falls pulp mill	–	–	121	1.42
Unusual item	–	St. Francisville paper mill	45	0.53	7	0.08
Unusual item	–	Gain on sale of metal plate and web operations	–	–	(3)	(0.04)
Unusual item	–	International pine operations	–	–	4	0.05
Unusual item	–	Gain on sale of land and building	–	–	(1)	(0.01)
Earnings from discontinued operations – OSB mill			(11)	(0.13)	(51)	(0.60)

Net loss excluding specific items – not in accordance with GAAP			(324)	(3.78)	(306)	(3.57)

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

QUARTERLY FINANCIAL INFORMATION
(in millions of dollars, except per share amounts)
	2005				2006
	Dec. 26	Mar. 26	June 25	Sept. 24	Dec. 25	Mar. 25	June 24	Sept. 30

Sales	872	880	938	817	789	818	862	863
EBITDA	(17)	6	21	(7)	(33)	5	21	30
Depreciation and
amortization	59	61	57	61	56	56	48	48
Unusual items	21	–	136	98	–	176	(4)	17
Operating loss	(97)	(55)	(172)	(166)	(89)	(227)	(23)	(35)

Net loss from
continuing
operations	(2)	(31)	(146)	(136)	(79)	(216)	(6)	(54)
Net loss	(1)	(26)	(142)	(135)	(75)	(169)	(6)	(54)
Net loss per share:
From continuing
operations	(0.03)	(0.36)	(1.72)	(1.59)	(0.92)	(2.52)	(0.08)	(0.64)
Basic	(0.01)	(0.31)	(1.66)	(1.58)	(0.88)	(1.96)	(0.08)	(0.64)
Fully diluted	(0.01)	(0.31)	(1.66)	(1.58)	(0.88)	(1.96)	(0.08)	(0.64)

Cash flow
per share(1)	(0.35)	0.11	(0.20)	0.04	(0.72)	(0.33)	(0.16)	(0.02)

(1) Before changes in non-cash working capital items

FOURTH QUARTER ANALYSIS

The Company reported a net loss of $54 million or $0.64 per share in the fourth quarter ended September 30, 2006 compared to net loss of $135 million or $1.58 per share in the same quarter of fiscal 2005. The weighted average number of common shares outstanding was 85.6 million, unchanged from the prior year.

Sales increased by $46 million as compared to the same quarter a year ago. The Forest Products segment sales declined by $28 million as a result of lower prices US $ reference prices. Pricing also was impacted by a stronger Canadian $, which averaged 7% higher versus the US $. The Pulp segment sales increased by $71 million on the strength of improved prices and higher shipments. The Paper segment sales increased by $5 million as lower selling prices were more than offset by increased shipments for all grades of paper.

EBITDA improved by $37 million over the prior year quarter. The Forest Products segment negative EBITDA declined by $7 million with lower prices being more than offset by lower costs. Lumber export duties on shipments to the U.S. declined by $10 million due to reduced deposit rates that came into effect in December 2005. The Pulp segment EBITDA improved by $23 million as prices improved substantially. The Paper segment EBITDA improved by $9 million. This segment benefited from lower manufacturing costs which more than offset weaker revenues. Energy costs were lower and the segment also benefited from a more favourable exchange rate on the St. Francisville paper mill’s US $ costs.

The operating loss decreased by $131 million as compared to the year ago quarter. The Forest Products segment operating loss declined by $7 million. The aforementioned improvement in EBITDA was the most significant contributor. The Pulp segment operating loss of $10 million represented a $24 million improvement over the prior year quarter. The gain was driven by the higher EBITDA and reduced depreciation expense resulting from the asset impairment charge on the Smooth Rock Falls pulp mill taken in the March 2006 quarter. The Paper segment operating loss declined by $102 million as the year ago quarter included an unusual charge of $93 million relating to three items: a charge of $45 million for the closure of a pulp line and of a paper machine; a charge of $26 million to reduce the carrying value of a dismantled paper machine; and a charge of $22 million to reduce the carrying value of previously recorded goodwill in the newsprint operations.

During the September 2006 quarter, the Company recorded a gain of $7 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.890 to US $0.895. In the comparable period a year ago, the Canadian $ had increased from US $0.811 to US $0.854, and the Company had recorded a gain of $74 million. The after-tax impact of the gain on translation of foreign denominated debt was $6 million or $0.07 per share as compared to the prior year after-tax gain of $61 million or $0.72 per share.

The fourth quarter 2006 interim MD&A issued on November 22, 2006 provides a more extensive analysis of items having impacted the Company’s quarterly financial results.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

On a quarterly basis, sales have benefited from improvements in US $ reference prices for lumber, pulp and paper over the last two years. However, much of the benefit was offset by a strengthening Canadian $ compared to the US $, increasing from an average of US $0.818 in the first quarter of fiscal 2005 to US $0.892 in the fourth quarter of fiscal 2006, a 9% increase. As a result, the Company has continued to generate low levels of EBITDA.

The Company’s financial performance and that of its Forest Products segment for the last eight quarters were negatively impacted by substantial export duties on lumber shipped to the US. Total amount incurred over the last two years was $124 million, an amount greater than the total reported EBITDA of $26 million.

The Company has generated losses from continuing operations of $656 million in the last eight quarters. In addition to marginal levels of EBITDA previously noted, the Company has recorded unusual charges totalling $444 million over the last eight quarters. The following summarizes major unusual items recorded.

(in millions of dollars)
	2005	2006

Ontario Sawmills – December 2004	21	–
Quebec/Specialty sawmills – March 2005	35	–
St. Raymond paper mill – March 2005	101	–
St. Francisville paper mill – September 2005/March 2006	45	7
Dismantled machines – September 2005	30	–
Goodwill impairment – September 2005	23	–
Smooth Rock Falls pulp mill – March 2006/September 2006	–	183
Sale of metal plate and web operations – June 2006	–	(5)
International pine operations – September 2006	–	5
Sale of land and building – September 2006	–	(1)

	255	189

Details are outlined in note 16 of the audited consolidated financial statements.

While the stronger Canadian $ reduced EBITDA, the Company realized significant gains on its derivative financial instruments, primarily US $ foreign exchange contracts. During the four quarters of fiscal 2005 and the first two quarters of fiscal 2006, the Company has recorded $186 million of realized and amortized gains on derivative financial instruments. However, the impact of foreign exchange derivatives on our financial results declined considerably in March 2006. As a result, gains in the last two quarters of fiscal 2006 were negligible.

The Company also recorded a gain of $189 million on the translation of its US $ denominated debt over the last two years. However, the impact of the quarterly translation gains and losses added considerable volatility to the results, with the impact ranging from a gain of $74 million in the September 2005 quarter to a loss of $20 million in the June 2005 quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

Segment review

FOREST PRODUCTS
(in millions of dollars)
	2002	2003	2004	2005	2006

Total sales	1,079	1,012	1,308	1,267	1,088
Consolidated sales	907	838	1,095	1,072	905
Lumber duties	18	81	111	89	35

EBITDA	61	(57)	75	32	22
EBITDA margin on consolidated sales	6.7%	(6.8)%	6.8%	3.0%	2.4%

Depreciation and amortization	42	43	48	56	54
Unusual items	6	16	–	57	(1)

Operating earnings (loss)	13	(116)	27	(81)	(31)

Identifiable assets (excluding cash)	752	717	846	813	759

The Forest Products segment is divided into two main areas of activity: forest resource management and manufacturing operations.

The Forest Resource Management group is responsible for managing all of the Company’s Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for the manufacturing units. The group is also responsible for third party timber purchases, which are needed to supplement total requirements. The group’s main objective is the optimization of the flow of timber into various manufacturing units. As the Company’s forest activity in Canada is conducted primarily on Crown lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2006, the Company’s operations harvested and delivered 7.2 million cubic metres of timber versus 8.0 million cubic metres in 2005. Additional supply of approximately 1.2 million cubic metres was secured mainly through purchases and exchanges with third parties, down from 1.3 million cubic metres in the prior year.

The Forest Products group includes operations located in Quebec, Ontario, Alberta, British Columbia and France. The group also has a minority ownership position in a Chilean pine sawmill. As equity accounting is used for this operation, its sales, margins and volumes are not included in the Company’s consolidated results. The group focuses on three main product areas: SPF Lumber, Specialty Wood and Engineered Wood. The SPF Lumber operations can produce approximately 1.7 billion board feet of lumber. The Specialty Wood operations can annually produce 125 million board feet of pine lumber, hardwood lumber and hardwood flooring, after allowing for the permanent shutdown of the Davidson, Quebec pine and hardwood sawmills. The Engineered Wood operations produce laminated veneer lumber (LVL), finger joint lumber, wood I-beams, rim joists, metal plates and webs. On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec. The financial results of the OSB operation have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the continuing operations.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

The following summarizes the annual operating levels of each facility by product group:

SPF LUMBER	MFBM

Stud Lumber – Taschereau/La Sarre, QC(1)	200,000
Stud Lumber – Senneterre, QC	150,000
Stud Lumber – Cochrane, ON	170,000
Stud Lumber – Kapuskasing, ON	105,000
Random Lumber – Nouvelle / Saint-Alphonse, QC(2)	75,000
Random Lumber – Béarn, QC	110,000
Random Lumber – Chapleau, ON	135,000
Random Lumber – Timmins, ON	100,000
Random Lumber – Hearst, ON	160,000
Random Lumber – Canal Flats, BC(3)	180,000
Random Lumber – Elko, BC(3)	270,000
Finger Joint Lumber – Cranbrook, BC	25,000

1,680,000

SPECIALTY WOOD	MFBM

Pine & Hardwood Lumber – Davidson, QC(4)	55,000
Pine & Hardwood Lumber – Mattawa, ON	30,000
Hardwood Lumber – Huntsville, ON	30,000
Hardwood Flooring – Huntsville, ON	18,000
Pre-Finished Hardwood Flooring – Toronto, ON	10,000
Pine Lumber – Brassac, France	15,000
Radiata Pine Lumber – Curanilahue, Chile(5)	22,000

180,000

ENGINEERED WOOD	Thousand ft.[3]

Laminated Veneer Lumber – Ville-Marie, QC(6)	475
Laminated Veneer Lumber – Amos, QC(6)(7)	2,300

2,775

MFBM

Engineered Finger Joint Lumber – La Sarre, QC	60,000
Engineered Finger Joint Lumber – Kirkland Lake, ON(7)	60,000

120,000

Thousand linear ft.

Wood I-Beams – Bolton, ON(6)	40,000
Wood I-Beams – Calgary, AB(6)	18,000
Wood I-Beams – Blainville, QC(6)	5,000

63,000

Millions lbs

Metal Plates and Webs – Bolton, ON(6)(8)	10.0

(1)      Sites are operated as a combined entity.
(2)      Volumes reflect 50% of the actual capacity as the units are part of the Temrex joint venture.
(3)      The Elko and Canal Flats sawmills rely on Cranbrook Planing Mill to dry and dress 80,000 mfbm of lumber.
(4)      The Davidson facility was shut down temporarily for an indefinite period in the September 2005 quarter.
(5)      Volume reflects 34.31% of the actual plant capacity as the unit is part of the Foraction joint venture whose financial results are not consolidated with those of the Company.
(6)      Volumes reflect 50% of the actual plant capacity as the units are part of the Temlam joint venture.
(7)      Projected capacity as mill is in start-up phase.
(8) The Temlam joint venture sold its metal plate and web business in the June 2006 quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

The segment is dominated by SPF lumber, which represented 75% of building material sales in fiscal 2006, the same as in the prior year. The average selling price of SPF lumber was $62 per mfbm (thousand foot board measure) lower than in the prior year. The lower prices were the result of lower US $ reference prices for lumber and a Canadian $ that averaged 7% higher versus the US $. Specialty and Engineered Wood prices and revenues were also negatively impacted by the stronger Canadian $. Overall, Specialty Wood represented 14% of building material sales in fiscal 2006, down from 16% in fiscal 2005. Engineered Wood sales in the year were at 11%, up from 9% in the prior year.

In addition to the above, the Forest Products group produced and shipped approximately 1.9 million tonnes of wood chips in fiscal 2006, 86% of which were directed to the Company’s pulp and paper operations. In 2005, the group produced 2.0 million tonnes and shipped 85% of this volume to the pulp and paper mills. The internal transfer price of woodchips is based on current and expected market transaction prices.

Total sales for this segment reached $1,088 million, a decrease of $179 million over the prior year. Lower selling prices and volumes of SPF lumber accounted for $96 million of the decrease. The shutdown of the Marks Lumber reman operations, located in Brantford, Ontario, and the previously noted Davidson hardwood and pine operations reduced sales by a further $42 million. Wood chip sales declined by $25 million as a result of lower volumes and prices. Overall, the Forest Products segment generated 27% of Company consolidated sales, down from 31% in the prior year. The group’s main market is North America, which represented 95% of consolidated sales in fiscal 2006, as compared to 94% in the prior year.

	Sales		Shipments		Selling Prices
	($ millions)		(000 units)		($ / unit)
	2005	2006	2005	2006	2005	2006

SPF LUMBER
SPF Lumber (mfbm)	681	585	1,464.0	1,451.7	465	403
Remanufactured Lumber (mfbm)(1)	15	–	36.6	–	410	–

	696	585

SPECIALTY WOOD
Pine & Hardwood (mfbm)	86	47	107.3	67.6	801	695
Hardwood Flooring (mfbm)	68	63	15.3	14.0	4,444	4,497

	154	110

ENGINEERED WOOD
LVL (cubic feet)	17	21	633.8	875.1	27	24
Eng. Finger Joint Lumber (mfbm)	2	12	4.9	20.9	408	574
Wood I-Beams & Rim Joists (linear ft.)	50	46	31,274	28,921	1.60	1.59
Metal Plates & Webs (000 lbs)(2)	10	6	10,062	5,832	0.99	1.03

	79	85

TOTAL BUILDING MATERIALS	929	780

Wood Chips & other sales	338	308

TOTAL SALES	1,267	1,088

Internal Wood Chips & other sales	(195)	(183)

CONSOLIDATED SALES	1,072	905

(1)	The lumber remanufacturing operations located in Brantford, Ontario were permanently closed in the June 2005 quarter.
(2)	The Company’s proportionately consolidated joint venture, Temlam Inc., sold all of its metal plate and web operations, located in Bolton, Ontario, in the June 2006 quarter.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

MARKETS

The benchmark random length Western SPF lumber net price averaged US $311 per mfbm in 2006, a decrease from US $348 per mfbm in 2005. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) decreased from US $422 per mfbm to US $384 per mfbm in 2006. The Company considers these to be relatively low levels, approximately US $20 to US $30 below normal trendline prices for random lumber. The reference price for stud lumber decreased as well with the Eastern average lumber price (delivered Great Lakes) down from US $421 per mfbm to US $363 per mfbm, a level approximately US $20 to US $30 per mfbm below trendline prices. While U.S. annual housing starts were in excess of two million units in fiscal 2006, a reduction in the latter part of year, combined with uncertainty surrounding the then proposed lumber agreement between Canada and the United States, led to excess shipments and significantly lower selling prices.

It has now been approximately five and a half years since the five-year Canada / U.S. Softwood Lumber Agreement (SLA) expired on April 1, 2001. On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber to the U.S. were filed with the U.S. Department of Commerce (USDOC) and the U.S. International Trade Commission (USITC) by certain U.S. industry and trade groups. In August 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding rate of 19.31% on Canadian softwood lumber shipped to the U.S. after August 16, 2001.

The preliminary countervailing duty continued in fiscal 2002 as the Company accrued $11 million on lumber shipments to the U.S. from September 30 to December 15, 2001. Preliminary countervailing duty effectively expired on the latter date. In addition, on October 31, 2001, the USDOC made a preliminary antidumping determination imposing a bonding requirement at the rate of 10.76% on the Company’s shipments of Canadian softwood lumber to the U.S. The aforementioned average rate was assigned specifically to the Company based on the USDOC review of our actual historical shipments to the U.S. During the first half of fiscal 2002, the Company accrued a total of $10 million relating to shipments to the U.S. between November 6, 2001 and March 30, 2002.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit the $22 million of accrued preliminary countervailing duty and the $10 million of accrued preliminary antidumping duty. The finding of threat of injury by USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing and antidumping duties on a going forward basis. Effective May 22, 2002, the Company’s softwood lumber exports to the U.S. were subject to a countervailing duty cash deposit rate of 18.79% and an antidumping cash deposit rate of 10.21% . During fiscal 2003, the Company incurred a charge of $50 million relating to countervailing duty and a charge of $31 million for antidumping duty for lumber shipped to the U.S.. During fiscal 2004, the Company incurred a charge of $68 million relating to countervailing duty and a charge of $44 million for antidumping duty. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18% and increased the antidumping rate to 10.59% . On February 17, 2005, the countervailing duty rate was further corrected to 16.37% and the antidumping rate to 9.1% . During fiscal 2005, the Company incurred a charge of $57 million relating to countervailing duty and a charge of $32 million for antidumping duty. On December 12, 2005, the USDOC reduced the countervailing duty rate to 8.7% and the antidumping rate to 4.02% . During fiscal 2006, the Company incurred a charge of $30 million relating to countervailing duty and a charge of $5 million relating to antidumping duty.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

Overall, the net impact of duties in fiscal 2006 was a charge of $35 million, down from $89 million in the prior year. Lower prices combined with the lower rates for the last three quarters of fiscal 2006 generated the decrease. To the end of September 2006, the Company had expensed a total of $345 million in duties since May 22, 2002. The following table summarizes duty expensed and remitted over that period. Additional details are outlined in note 14 of the audited consolidated financial statements.

			(in millions of dollars)

		Duties	Duties	Duties
		Expensed	remitted	remitted
		C $	C $	US $

Fiscal	2002	28	25	16
Fiscal	2003	81	74	51
Fiscal	2004	112	106	81
Fiscal	2005	89	91	73
Fiscal	2006	35	48	41

		345	344	262

On October 30, 2006, the Company received a US $242 million payment pertaining to the recovery of lumber export duties, including accrued interest. The funds received represented approximately all of monies expected to be recovered as part of the new softwood lumber agreement between Canada and the United States.

OPERATING RESULTS

The volume of SPF lumber sold in fiscal 2006 was similar to the shipments of the prior year. In fiscal 2005, there were significant changes to the Company’s Eastern Canadian SPF operations. In response to lower allowable harvesting levels of timber on Crown lands, the Company permanently idled three stud lumber sawmills: Kirkland Lake, Ontario; Opasatika, Ontario; and La Sarre, Quebec. The net impact was a reduction of production capacity of approximately 100 million fbm. However, the remaining Eastern Canadian sawmills became approximately 21% larger, in terms of normal production capacity.

Overall, lower selling prices for SPF lumber were the primary cause of the EBITDA decrease of $10 million. The lower prices were substantially offset by lower manufacturing costs, primarily timber consumed in the SPF lumber operations. SPF costs were also favourably impacted by lower lumber export duties. As noted previously, countervailing and antidumping duties totalled $35 million in fiscal 2006, down from $89 million in the prior year. The decline is due to the reduced rates that came into effect in December 2005. The EBITDA margin was 2.4%, compared to a five-year average of 2.4% . In fiscal 2006, the Forest Products segment generated as much EBITDA as the consolidated EBITDA of the Company, as the Paper segment generated negative EBITDA. In fiscal 2005, the segment generated more EBITDA than the consolidated EBITDA of the Company, as both the Pulp and Paper segments generated negative EBITDA.

The Forest Products segment recorded several unusual items in fiscal 2005 and 2006. During the prior year, the Company recorded unusual charges totalling $57 million related to the permanent closure of several facilities. These included an SPF lumber sawmill in Kirkland Lake, Ontario, an SPF lumber sawmill in Opasatika, Ontario, an SPF lumber sawmill in La Sarre, Quebec, hardwood and pine sawmills in Davidson, Quebec, a hardwood sawmill in Temiscaming, Quebec and a lumber remanufacturing facility in Brantford, Ontario. A charge relating to the impairment of goodwill for the hardwood flooring business was also recorded in the prior year. During fiscal 2006, the Company recorded a gain of $4 million on the disposal of the Temlam joint venture’s metal plate and web operations as well as a gain of $1 million on the sale of land and building of a lumber remanufacturing facility that had been permanently idled in the prior year. The Company also recorded various charges totalling $4 million to reduce the carrying value of the net assets of pine lumber operations in France and Chile as well as two international sales offices to fair value.

The Forest Products segment generated an operating loss of $31 million as compared to an operating loss of $81 million in the prior year. The reduced loss was the result of the lower unusual charges in the current year.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

PULP
(in millions of dollars)
	2002	2003	2004	2005	2006

Total sales	1,302	1,380	1,418	1,373	1,451
Consolidated sales	1,228	1,291	1,334	1,290	1,360
EBITDA	96	73	61	(25)	6
EBITDA margin on consolidated sales	7.8%	5.7%	4.6%	(1.9)%	0.4%

Depreciation and amortization	104	107	108	114	92
Unusual items	2	–	–	4	183
Operating loss	(10)	(34)	(47)	(143)	(269)

Identifiable assets (excluding cash)	1,601	1,490	1,523	1,486	1,207

The Pulp group consists of 11 market pulp manufacturing facilities operating at 10 sites. The facilities are divided into two main types. Eight paper pulp mills produce softwood kraft, hardwood kraft and high-yield pulps. Three specialty pulp mills produce specialty cellulose, fluff and dissolving pulps. Nine of the pulp mills are wholly owned and the Company has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. All of the Company’s financial and statistical data include only its 50% proportionate share of these two mills. The Company does however have responsibility for marketing the entire output of the two joint ventures. The Company’s partner in the AV Cell joint venture is the Aditya Birla Group of India, which effectively purchases the entire output of the mill at market prices. The paper pulp mills can produce approximately 1,860,000 tonnes per year after adjusting for proportionate joint ventures. The specialty pulp mills can produce approximately 380,000 tonnes per year.

The following summarizes the annual operating levels of each facility by product group:

PAPER PULP	TONNES

Softwood Kraft – Skookumchuck, BC	270,000
Softwood Kraft – Tarascon, France	260,000
Softwood Kraft – Smooth Rock Falls, ON(1)	200,000
Softwood Kraft – Marathon, ON(2)	95,000

825,000

Hardwood Kraft – Saint-Gaudens, France	305,000

Hardwood High-Yield – Temiscaming, QC	300,000
Hardwood High-Yield – Matane, QC	230,000
Hardwood High-Yield – Chetwynd, BC	200,000

730,000

SPECIALTY PULP

Specialty Cellulose – Temiscaming, QC	165,000
Fluff – Tartas, France	155,000
Dissolving – Atholville, NB(2)	60,000

380,000

TOTAL	2,240,000

(1)      The pulp mill was indefinitely idled at the end of July 2006. On December 5, 2006, the Company announced the permanent closure of the pulp mill. See Subsequent events note 22(b) of the audited consolidated financial statements.
(2)      50% of current annual capacity.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

Total sales for the Pulp group reached a record $1,451 million, an increase of $78 million from the prior year. Record shipment levels were partially offset by lower selling prices. Strong market conditions allowed the Company to sell 156,700 more tonnes in fiscal 2006, a 7.6% increase over the prior year. Shipments outpaced production and the Company reduced its inventories by 128,800 tonnes, the opposite of what had occurred in the prior year when inventories had increased by 16,500 tonnes. While the segment benefited from higher US $ reference prices on paper pulps, it was not sufficient to offset the impact of a stronger Canadian $, which averaged 7% higher versus the US $. The net price effect was a decrease in sales of $23 million or $10 per tonne. After eliminating internal sales, the Pulp group generated 41% of consolidated sales, up from 37% in the prior year.

MARKETS

The Pulp segment is more “global” than the other business groups within Tembec. In 2006, 81% of consolidated sales were generated outside of Canada and the U.S., as compared to 80% in the prior year. The Company markets its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Toronto, Canada, Signy/Nyon, Switzerland, San Sebastian, Spain, Beijing, China. The Company’s sales force also periodically markets pulp and paperboard produced by third parties. In fiscal 2006, agency pulp sales totalled 2,000 tonnes compared to 4,400 tonnes in 2005.

Year over year, average selling prices of pulp decreased by $10 per tonne. In fiscal 2005, the benchmark NBSK pulp price (delivered U.S.) began the year at US $610 per tonne. It dropped to US $585 per tonne in October 2004 before gradually increasing to US $680 per tonne by February 2005 and then falling back to US $620 per tonne by September 2005. The average for fiscal 2005 was US $644 per tonne. In fiscal 2006, we experienced a continuous string of price increases, eventually closing out the year at US $770 per tonne. The average selling price for the year was US $688 per tonne, an increase of US $44 per tonne over the prior year. However, the Canadian $, which averaged 7% higher versus the US $ effectively mitigated the effect of higher US $ paper pulp prices. Specialty pulp markets were more difficult with little change to US $ prices, therefore the business absorbed the full effect of the stronger Canadian $. Average selling prices for specialty pulps declined by $58 per tonne.

	Sales		Shipments		Selling Prices
	($ millions)		(000 tonnes)		($ / tonne)
	2005	2006	2005	2006	2005	2006

PAPER PULPS
Softwood Kraft	496	521	749.7	804.4	662	648
Hardwood Kraft	173	172	286.3	275.6	604	624
Hardwood High-Yield	373	426	683.5	773.4	546	551
SPECIALTY PULPS	308	308	336.6	359.4	915	857

TOTAL PULP SALES	1,350	1,427	2,056.1	2,212.8

Other sales	23	24

TOTAL SALES	1,373	1,451

Internal sales	(83)	(91)	(103.4)	(114.7)

CONSOLIDATED SALES	1,290	1,360	1,952.7	2,098.1

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

While total shipments in fiscal 2006 increased by 156,700 tonnes over the prior year, establishing a new record, the total amount of pulp produced increased by 11,600 tonnes. During fiscal 2006, the pulp group took 119,400 tonnes of total downtime, including 35,000 tonnes of lost production at the Smooth Rock Falls NBSK pulp mill in August and September. There was no market downtime taken in fiscal 2006. In the prior fiscal year, the Company had taken 101,600 tonnes of downtime, which included 46,800 tonnes of market related downtime, primarily in high-yield pulp. The Company defines “market downtime” as temporary production curtailments designed to reduce or control finished goods inventory levels.

Despite the increased production curtailments, year over year mill level manufacturing costs remained relatively unchanged. A more favourable exchange rate on the French pulp mill’s Euro costs improved operating results by $48 million.

As noted previously, the Company remains mindful of allowing its inventories to increase beyond normal levels. Total consolidated pulp inventories at September 30, 2006, represented approximately 21 days of production. This was significantly lower than in 2005 when we ended the year with 42 days of production in inventory. The Company considers 25 days to be a normal level.

Total 2006 shipments of 2,212,800 tonnes include 58,600 tonnes of high-yield pulp and 47,200 tonnes of softwood kraft pulp consumed by the Company’s paperboard operations as compared to 56,500 tonnes and 34,900 tonnes respectively in the prior year. As well, 8,900 tonnes of pulp were consumed internally by various other pulp and paper operations, as compared to 12,000 tonnes in 2005. In all, internal pulp consumption represented approximately 5% of total shipments, unchanged from the prior year.

The eight North American pulp mills purchased approximately 2.3 million bone dry tonnes (BDT) of wood chips in fiscal 2006, unchanged from the prior year. Of this amount, approximately 47% were supplied by the Forest Products group, compared to 49% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various duration. The three pulp mills located in Southern France purchased 1.5 million BDT of wood chips in fiscal 2006, as compared to 1.4 million BDT in the prior year. The fibre is mainly sourced from many private landowners.

Overall, lower manufacturing costs and higher US $ reference prices more than offset the stronger Canadian $ and the EBITDA margin improved from negative 1.9% to positive 0.4% . This compares with a five-year positive average margin of 3.2% . The Pulp group EBITDA represented 25% of total Company EBITDA in 2006. As margins were negative in the prior year, the Pulp group did not contribute to total Company EBITDA in fiscal 2005.

Depreciation and amortization expense declined by $22 million, primarily due to the absence of Smooth Rock Falls pulp mill depreciation expense for the last six months of fiscal 2006. The carrying value of the mill’s fixed assets had been reduced in the March 2006 quarter.

The Pulp segment absorbed unusual item charges in fiscal 2005 and 2006. In the current year, the Company recorded a charge of $183 million relating primarily to asset impairment at the Smooth Rock Falls pulp mill. In the prior year, the Company recorded a charge of $4 million relating to the reduction of the carrying value of a dismantled pulp machine.

The Pulp segment generated an operating loss of $269 million as compared to an operating loss of $143 million in the prior year. The increased loss was the result of unusual charges, with improved EBITDA and lower depreciation and amortization expense providing a partial offset.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

PAPER
(in millions of dollars)
	2002	2003	2004	2005	2006

Consolidated sales	1,078	1,010	953	943	874
EBITDA	94	31	(30)	(12)	(11)
EBITDA margin	8.7%	3.1%	(3.1)%	(1.3)%	(1.3)%

Depreciation and amortization	73	70	67	61	54
Unusual items	–	2	10	194	7
Operating earnings (loss)	21	(41)	(107)	(267)	(72)

Identifiable assets (excluding cash)	1,273	1,217	1,169	913	846

The Paper segment includes four paper manufacturing facilities with a total of nine paper machines. The mills located in Kapuskasing, Ontario and Pine Falls, Manitoba produce newsprint. The facility located in Temiscaming, Quebec produces multi-ply bleached coated paperboard. The paperboard mill is partially integrated with the high-yield pulp mill and also consumes pulp manufactured by the Company at other sites. The St.Francisville, Louisiana mill produces coated and specialty papers. In May 2005, the Company permanently shut down a 68,000 tonnes per year specialty paper mill located in Saint-Raymond, Quebec. The total capacity of the Paper group is 1,085,000 tonnes.

The following summarizes the products and operating levels of each facility by main type:

NEWSPRINT	TONNES(1)

Kapuskasing, ON	330,000
Pine Falls, MB	185,000

515,000

COATED PAPER

St. Francisville, LA – Coated No 3 & 4	280,000

SPECIALTY PAPER

Uncoated Bleached Board – St. Francisville, LA(2)	80,000
Specialty Kraft Paper – St. Francisville, LA	30,000
Coated Paperboard – Temiscaming, QC	180,000

290,000

TOTAL	1,085,000

(1) Although the above table shows all capacities in metric tonnes, coated papers and certain specialty papers are sold primarily in short tonnes. (2) This machine was shut down in December 2005.

The $69 million decline in sales resulted primarily from lower shipments and prices for specialty and coated papers. Higher shipments and prices for newsprint provided a partial offset. The decline in specialty paper shipments relates to the permanent closure of the 68,000 tonnes per year Saint-Raymond, Quebec paper mill, which occurred in May 2005, and the closure of the 80,000 tonnes per year uncoated bleached board machine at the St. Francisville, Louisiana paper mill, which occurred in December 2005. Overall, the Paper segment generated 26% of consolidated sales in fiscal 2006, as compared to 27% in the prior year.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

MARKETS

The focus of the Paper business is North America, which accounted for 98% of sales in 2006, unchanged from the prior year. The U.S. alone accounted for 87% of sales. In fiscal 2005, the benchmark price for newsprint (48.8 gram) increased from US $550 per tonne to US $615 per tonne, and averaged US $585 per tonne. In fiscal 2006, price increases continued, ending the year at US $663 per tonne. The average selling price for the year was US $648 per tonne, an increase of US $63 per tonne over the prior year. After giving effect to the stronger Canadian $, the Company’s average selling price for newsprint increased by $33 per tonne.

In fiscal 2005, the benchmark price for coated papers (No. 5 – 40 lb) increased from US $740 per short ton to US $880 per short ton, and averaged US $821 per short ton. The trend was reversed in fiscal 2006, as prices gradually declined to US $805 per short ton. The average selling price for the year was US $856 per short ton, an increase of US $35 per short ton over the prior year. After giving effect to the stronger Canadian $, the Company’s average selling price for coated papers decreased by $56 per short ton.

The benchmark for coated bleached boxboard (15 point) averaged US $804 per short ton in fiscal 2006, a US $40 per short ton increase over the prior year. Here again, the improved US $ reference prices were not enough to offset the stronger Canadian $ and average prices for specialty papers remained relatively unchanged. Average prices would have decreased if not for a higher value sales mix of products resulting from the shutdown of the lower value uncoated bleached board machine.

The 65,900 tonne decline in specialty paper shipments relates primarily to the aforementioned closure of the Saint-Raymond paper mill and of the uncoated bleached board machine in St. Francisville.

	Total Sales		Shipments		Selling Prices
	($ millions)		(000 tonnes)		($ / tonne)
	2005	2006	2005	2006	2005	2006

Newsprint	335	365	489.2	508.6	685	718
Coated Paper	292	266	262.9	253.1	1,107	1,051
Specialty Paper	314	241	285.1	219.2	1,101	1,099

Total Paper sales	941	872	1,037.2	980.9

Other sales	2	2

Consolidated sales	943	874

Although the above table shows all shipments in metric tonnes, coated papers and certain specialty papers are sold primarily in short tons.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

OPERATING RESULTS

Lower average selling prices reduced EBITDA by $16 million or $16 per tonne. Lower manufacturing costs more than offset the decrease in revenues. In the prior year, the Paper segment undertook 46,700 tonnes of downtime, including 30,000 tonnes of market related downtime, primarily due to weak demand for newsprint and coated paperboard. In fiscal 2006, markets were better and downtime was reduced to 18,500 tonnes. In addition, the segment benefited from a more favourable exchange rate on the St. Francisville paper mill’s US $ costs and the avoidance of EBITDA losses from the idled Saint-Raymond paper mill.

The Paper group’s mills are large users of virgin fibre, primarily in the form of wood chips. During fiscal 2006, the operations purchased

0.9 million bone dry tonnes of virgin fibre, of which approximately 40% was internally sourced. In the prior year, they had purchased 1.0 million bone dry tonnes of virgin fibre, with 36% being sourced internally. The operations in Kapuskasing and Pine Falls both produce newsprint that contains recycled fibre. In 2006, these two facilities consumed 86,600 tonnes of wastepaper, down from 92,800 tonnes in 2005.

Overall, fiscal 2006 was another difficult year. Improving US $ prices were largely negated by a stronger Canadian $. Although the US $ cost base of the St. Francisville mill provided a partial currency offset, the segment’s EBITDA margin remained negative 1.3% versus a five-year positive average of 1.2% . The Paper segment reduced the total Company consolidated EBITDA in fiscal 2006 and fiscal 2005.

The Paper segment absorbed several unusual charges in fiscal 2005 and fiscal 2006. The current year results include a charge of $7 million relating to severance and related costs for the restructuring of the St. Francisville paper mill. The prior year included several unusual item charges. The largest item was a charge of $101 million relating to the permanent closure of the Saint-Raymond paper mill. As a result of the permanent closure of the pressurized groundwood pulping line and one of the four paper machines at the St. Francisville, Louisiana paper mill, the Company recorded a non-cash charge of $40 million relating to the reduction of the carrying value of the fixed and other related assets. Employee severance and other closure costs amounting to $5 million were also recorded. Also during the prior year, the Company recorded a non-cash charge of $26 million relating to the reduction of the carrying value of a dismantled paper machine. Finally, the Company performed the required annual impairment test of goodwill and found that impairment did exist in relation to its newsprint business. As a result, a goodwill impairment charge of $22 million was recorded.

The Paper segment generated an operating loss of $72 million as compared to an operating loss of $267 million in the prior year. The reduced loss was the result of the lower unusual charges in the current fiscal year.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

CHEMICALS
(in millions of dollars)
	2002	2003	2004	2005	2006

Consolidated sales	124	143	174	202	193
EBITDA	15	8	8	8	5
EBITDA margin	12.1%	5.6%	4.6%	4.0%	2.6%

Depreciation and amortization	4	3	4	3	3

Operating earnings	11	5	4	5	2

Identifiable assets (excluding cash)	69	70	77	80	80

The Chemical segment operates in three main areas of activity: resins, lignin and alcohol.

The resin business produces powder and liquid phenolic resins at three operating sites in Quebec: Temiscaming, Longueuil and Trois-Pistoles. The Company also operates a fourth manufacturing operation located in Toledo, Ohio which manufactures powder and liquid amino based resins as well as melamine. The Longueuil operation also produces formaldehyde, both for internal resin production and external sales. In addition to its manufactured products, the resin business also markets third-party resin binders to complement its customer offering. Sales of third-party products totalled $54 million in fiscal 2006, compared to $58 million in the prior year.

The lignin and alcohol businesses use waste sulphite liquor produced by the specialty pulp mills located in Temiscaming, Quebec and Tartas, France. Lignin products are sold in liquid form and are also converted into powder by utilizing two spray dryers. As well, the group operates an ethyl alcohol plant located in Temiscaming, Quebec. The lignin and alcohol businesses effectively convert pulp mill waste into value-added products.

Beginning in fiscal 2006, the segment began purchasing and selling pulp mill by-product chemicals from a related party, AV Nackawic Inc.

	Total Sales		Shipments		Selling Prices
	($ millions)		(000 units)		($ / unit)
	2005	2006	2005	2006	2005	2006

Resin and related products (tonnes)	160	152	113.8	122.0	1,406	1,246
Lignin (tonnes)	35	35	171.1	187.8	205	186
Alcohol (000 litres)	8	6	12.3	8.7	650	689
Other Chemicals	–	2

Total sales	203	195

Internal sales	(1)	(2)

Consolidated sales	202	193

MARKETS

Chemical products are sold primarily in North America with sales representing 88% of the total consolidated sales in 2006, compared to 87% in 2005. Resin products, which accounted for 79% of total chemical sales, are designed for the OSB industry and other specialty applications. Lignin is sold as a binder and surfactant for industrial markets such as animal feed, concrete admixture and carbon black. Ethyl alcohol is sold into the Canadian vinegar and cosmetics markets. Chemical group sales represented 6% of consolidated sales in 2006, unchanged from the prior year.

OPERATING RESULTS

The decrease in sales of $9 million is due primarily to lower prices for resins and related products. Higher shipments of resins and lignin mitigated the drop in revenues. The lower prices put downward pressure on EBITDA margins, reaching their lowest level in five years. Manufacturing costs were lower, primarily in the resin business where raw material prices are linked to selling prices. As a result of the poor performance of the Pulp and Paper segments, the Chemical group generated 22% of total Company EBITDA in fiscal 2006. In fiscal 2005, the Chemical segment EBITDA exceeded that of the total Company due to negative performance of the Pulp and Paper segments. Operating earnings decreased from $5 million to $2 million because of the aforementioned decline in EBITDA.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

Financial position and liquidity

FREE CASH FLOW
(in millions of dollars)
	2002	2003	2004	2005	2006

Cash flow from operations before working capital changes	55	41	235	(13)	(97)
Net fixed asset additions	(99)	(132)	(143)	(144)	(86)

	(44)	(91)	92	(157)	(183)

Amounts in the above table have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

Cash flow from operations before working capital changes for fiscal 2006 was negative $97 million, a $84 million decline from the comparable period a year ago. The reduced cash flow is due primarily to a $133 million decline in proceeds from derivative financial instruments. The Company had disposed of substantially all of its foreign exchange derivative instruments in the September 2005 quarter. After allowing for net fixed asset additions of $86 million, free cash flow for fiscal 2006 was negative $183 million versus a negative amount of $157 million in the prior year. The Company defines free cash flow as “cash provided by operating activities before changes in non-cash working capital balances less net fixed assets”. Based on the approved fiscal 2006 budget, the Company had anticipated that free cash flow for the year would be negative $65 million. A shortfall in planned EBITDA of approximately $150 million led to the increase in negative free cash flow. The budget had been prepared on the basis that the Canadian $ would average US $0.82, whereas the actual exchange rate for the year was US $0.875. The sensitivity of the Company to foreign exchange is outlined in a subsequent section of the MD&A. Based on the approved fiscal 2007 budget, the Company’s free cash flow is expected to be negative $55 million.

For the year ended September 2006, non-cash working capital items generated $66 million, as compared to $25 million used by the same items in the prior year. A significant portion of this change relates to inventories. During fiscal 2006, the Company reduced inventories, primarily in the pulp business, by $82 million. This is the opposite of what occurred in the prior year when inventories increased by $28 million.

CAPITAL SPENDING
(in millions of dollars)
	2002	2003	2004	2005	2006

Forest Products	41	30	39	69	34
Pulp	41	74	88	62	45
Paper	10	19	13	11	7
Chemical and other	7	9	3	2	–

Net fixed asset additions	99	132	143	144	86

As a % of sales	3%	4%	5%	4%	3%
As a % of fixed asset depreciation	45%	59%	63%	61%	43%

Amounts in the above table have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

In response to relatively low EBITDA margins brought on by challenging market conditions, the stronger Canadian $ and continuing export duties on lumber shipped to the U.S., the Company continued to limit capital expenditures to mandatory projects and those with high rates of return. In fiscal 2006, net fixed asset additions totalled $86 million compared to $144 million a year ago. The amount spent was equal to 43% of fixed asset depreciation and 3% of sales.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

Significant capital expenditure items in 2006 include $10 million to convert the previously idled Kirkland Lake, Ontario sawmill to a finger-joint lumber manufacturer. The operation is currently in start-up mode. Capital expenditures also include $11 million representing the Company’s 50% share of the amount spent to complete a laminated veneer lumber (LVL) facility in Amos, Quebec. The plant, owned and operated by the Temlam joint venture, has completed its start-up and is expected to positively impact EBITDA in fiscal 2007. An investment of $11 million was made to install a condensing turbine and 20-megawatt electrical generator at the Saint-Gaudens pulp mill. A further amount of $4 million will be spent in the December 2006 quarter, at which time the equipment will begin operations. An amount of $11 million was spent to construct an alkaline liquor evaporator system at the Tartas pulp mill. A further $2 million will be spent in the December 2006 quarter, at which time the system will be activated. This will greatly reduce the impact of the mill’s waste effluent stream. Also at the Tartas pulp mill, an amount of $6 million was spent to begin the construction of a new $50 million biomass/bark boiler. The remaining funds will be spent in fiscal 2007 and 2008, at which time the new boiler is expected to begin operations. Finally, an amount of $10 million was spent to complete the construction of an anaerobic effluent treatment plant at the Temiscaming Complex. The plant started up in the spring of 2006, reducing site energy and effluent treatment costs.

Significant items in fiscal 2005 include $25 million representing the Company’s 50% share of capital expenditures relating to the laminated veneer lumber (LVL) facility in Amos, Quebec. Capital expenditures of $15 million were incurred to modernize the Elko, British Columbia sawmill. Finally, an amount of $12 million was spent on the anaerobic effluent treatment plant in Temiscaming, Quebec.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

On November 9, 2005, the Company paid $2.5 million to acquire a 25% interest in AV Nackawic Inc., which owns and operates a pulp mill in Nackawic, New Brunswick. The Aditya Birla Group is the controlling shareholder, having purchased the remaining 75% interest. During fiscal 2006, the Company recorded a loss of $0.5 million as its proportionate share of the net loss of AV Nackawic Inc.

On February 27, 2006, the Company completed the sale of its oriented strandboard (OSB) business located in Saint-Georges-de-Champlain, Quebec to Jolina Capital Inc. for total consideration of $98 million, including net working capital of $7 million. An amount of $88 million was paid on the closing and the balance is payable in the form of a $10-million interest-bearing note, repayable in equal annual instalments over a five-year period. As a result of this transaction, the Company recorded a gain of $63 million. The after-tax effect was $47 million or $0.55 per share. The financial results of the OSB operation, as well as the gain on disposition have been reclassified as discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

FINANCING ACTIVITIES

Net debt to total capitalization was 65.3% as at September 2006, an increase from 58.8% as at September 2005. The negative free cash flow of $183 million generated the majority of the increase. Debt also increased by $9 million in relation to the Company’s proportionate (50%) share of the Temlam joint venture debt. As noted previously, the funds were used to construct an LVL facility in Amos, Quebec. A favourable item affecting leverage was the debt reduction of $64 million relating to the revaluation of the Company’s US $ denominated debt. The Canadian $ ended the 2006 fiscal year at US $0.895, compared to US $0.854 a year ago. The Company’s inability to generate positive free cash flow under the current pricing environment and lumber duties limited its ability to reduce financial leverage.

As part of its long-term strategy, the Company has resolved to maintain its percentage of net debt to total capitalization to 40% or less. The objective of the plan is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The Company remains committed to this program. As the Company’s leverage as at September 2006 exceeds its stated goal, the emphasis in the near term will be to maintain relatively high liquidity and limit capital expenditures. The receipt of US $242 million in October 2006 has significantly increased the Company’s liquidity position. Continued improvement in the pricing levels and EBITDA margins of the Company’s main business segments will be required before any significant reduction in financial leverage can be achieved.

Current credit ratings of various agencies on the Company and its significant long-term debt instruments are outlined in the table below.

Dominion Bond Rating Service	Moody’s Investors Service	Standard & Poor’s

CCC (negative trend)	Ca (stable outlook)	CCC- (negative outlook)

The Company’s ratings were reduced during 2006 as the continued low selling prices combined with a stronger Canadian $ and lumber export duties resulted in relatively low levels of EBITDA.

LONG-TERM DEBT
(in millions of dollars)
	2005	2006

Tembec Inc. – 6% unsecured notes	24	24
Tembec Industries – US $500 million 8.5% unsecured senior notes	586	559
Tembec Industries – US $350 million 7.75% unsecured senior notes	410	391
Tembec Industries – US $350 million 8.625% unsecured senior notes	410	391
Tembec SAS debt	11	10
Tembec Envirofinance SAS debt	12	21
Proportionate share of Marathon debt (50%)	13	10
Proportionate share of Temlam debt (50%)	32	40

Other debt	17	15

	1,515	1,461

Current portion included in above	21	21

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

During the year, the Company’s French operations increased, via Tembec Envirofinance SAS, their non-interest bearings loans by $9 million (Euro 6 million) to assist with the financing of certain capital expenditures being undertaken at the pulp mills.

The Marathon joint venture does not currently meet certain financial covenants on its operating line and its term loan with a syndicate of banks. Discussions with lenders are ongoing and the Company believes it will reach a satisfactory agreement to maintain and extend the credit agreement. There is no recourse to the shareholders on either of these loan facilities. The $10 million loan balance is included in the current portion of the long-term debt.

At the end of September 2006, Tembec had cash, temporary investments and derivative financial instruments of $31 million plus unused operating lines of $34 million. At the date of the previous audited financial statements, the Company had cash, temporary investments and derivative financial instruments of $57 million and unused operating lines of $211 million. The Company defines “operating lines” to include loans of various duration which are secured by charges on accounts receivable and/or inventories. Operating lines are used primarily to fund short-term requirements associated with both seasonal and cyclical inventory increases which can occur in the Company’s business segments. The Company would not normally draw on the operating lines to fund capital expenditures or normal average working capital requirements. The operating lines are established across multiple entities and jurisdictions to ensure they meet the needs of the various operating units.

The following table summarizes the unused operating lines by major area at the end of the last two fiscal years.

OPERATING LINES – UNUSED
(in millions of dollars)
	2005	2006

Canadian operations	161	–
U.S. operations	6	1
French operations	34	20
Proportionate share of joint ventures	10	13

	211	34

The Canadian operations utilize two separate operating lines. The Company has in place a committed facility of $150 million maturing in March 2009. At the end of September 2006, the amount available on this facility (borrowing base) was $99 million and it was fully utilized. The facility is secured by receivables and inventory. The Company also has in place a committed facility of $136 million maturing in June 2008, secured by receivables and inventory. At the end of September 2006, the facility was fully utilized.

During fiscal 2006, the St. Francisville operating line of US $20 million expired. The Company is currently in discussions with a potential lender to put in place a similar facility for the operation. The Company would expect to finalize the new loan in the December 2006 quarter.

The French operations are supported by several mill specific “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. As at September 30, 2006, the amount available was $55 million, of which $20 million was unused.

The joint ventures maintain their own various operating lines, without recourse to the Company, to meet working capital and liquidity requirements.

The Company has a stated objective of maintaining at least $400 million of liquidity, comprising cash on hand, temporary investments and unused operating lines. As previously noted, liquidity at year-end was $65 million, well below our stated objective. In response to this situation, the Company had set an objective of generating between $100 million and $150 million of additional liquidity during fiscal 2006. The funds were to be raised through several initiatives, including but not limited to, selective asset divestitures and the monetization of a portion of the lumber duties previously held on deposit.

During the course of fiscal 2006, the Company did generate in excess of $100 million of proceeds from various initiatives, with the sale of the OSB mill generating nearly that amount in one single transaction. The receipt of US $242 million relating to lumber export duty refunds in late October 2006 has further enhanced the Company’s liquidity position.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

The consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. In the March 2006 and June 2006 quarterly financial statements, there was reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s relatively low liquidity position coupled with its expected operating cash flow. On October 30, 2006, the Company received a US $242 million payment pertaining to the recovery of lumber export duties (see note 22 Subsequent events of the audited consolidated financial statements). Because of the uncertainty of the recovery, these funds had not been included in prior period forecasted operating cash flows. The receipt of these funds has resulted in the withdrawal of the going concern issue.

COMMON SHARES
(in millions of dollars)
	2005	2006

Shares outstanding – opening	85.9	85.6
Issued pursuant to long-term incentive plans	–	–
Normal course issuer bid repurchases	(0.3)	–

Shares outstanding – ending	85.6	85.6

The following table summarizes the Company’s quarterly repurchases of common stock over the last two years, pursuant to its normal course issuer bid. The bid expired on October 18, 2006 and was not renewed.

	2005		2006
	Number		Number
	of Shares	Average	of Shares	Average
	Purchased	Price	Purchased	Price

December quarter	244,700	$ 7.63	–	–
March quarter	–	–	–	–
June quarter	–	–	–	–
September quarter	–	–	–	–

	244,700	$ 7.63	–	–

In fiscal 2005, the Company purchased and cancelled 244,700 shares at a total cost of $1.9 million. As the average price paid was less than the average issue price at September 2004, a purchase discount of $0.5 million was credited to contributed surplus. During the last two fiscal years, the Company’s focus on maintaining its liquidity combined with balance sheet leverage exceeding its stated target significantly reduced its ability to repurchase common shares. This continued focus will likely limit purchases in future periods as well.

As to dilution, an additional 4.8 million shares may be issued pursuant to options granted under the Long-Term Incentive Plan (LTIP). The exercise price of the options ranges from $1.67 per share to $17.92 per share with expiry dates from 2007 to 2016. As at September 30, 2006, there were 1.9 million exercisable share options, compared to 2.0 million at the end of the prior year.

Loans to employees of approximately $3 million are outstanding under the LTIP on 467,875 shares as at September 30, 2006. This compares to loans of $6 million on 489,575 shares at the end of the prior year. The shares are held in trust as collateral for the loans. Effective July 2002, the LTIP was amended and participants are no longer eligible to receive Company loans to purchase shares.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS
(in millions of dollars)
		Within 1	2 – 3	4 – 5	After 5
	Total	year	years	years	years

FISCAL 2006
Long-term debt	1,461	21	418	596	426
Interest on long-term debt	484	117	223	129	15
Operating leases	25	8	10	4	3
Purchase obligations	238	95	70	41	32
Balance of price – acquisition	4	1	3	–	–

	2,212	242	724	770	476

CONTRACTUAL OBLIGATIONS
(in millions of dollars)
		Within 1	2 – 3	4 – 5	After 5
	Total	year	years	years	years

FISCAL 2005
Long-term debt	1,516	22	14	456	1,024
Interest on long-term debt	636	121	241	203	71
Operating leases	27	9	8	4	6
Purchase obligations	292	114	83	56	39
Balance of price – acquisition	8	1	4	3	–

	2,479	267	350	722	1,140

The table shows the Company’s contractual obligations as at September 2005 and 2006. The Company has long-term debt with contractual maturities and applicable interest as described in note 9 of the audited consolidated financial statements. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Finally, the balance of price obligation represents the Company’s proportionate (50%) share of the balance payable by the Temlam joint venture to the previous owners of Jager Building Systems pursuant to its acquisition by Temlam in August 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

2005 vs 2004

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)
	2004	2005

Sales	3,556	3,507

EBITDA	114	3

Depreciation and amortization	231	238
Unusual items	47	255

Operating loss	(164)	(490)

Net earnings (loss) from continuing operations	3	(315)
Net earnings (loss)	37	(304)

Net loss per share – basic	0.43	(3.55)
Diluted earnings (loss) per share	0.43	(3.55)

Total assets (at end of year)	3,922	3,457

Total long-term debt(1) (at end of year)	1,617	1,515

(1) Includes current portion

Sales in fiscal 2005 decreased by $49 million as compared to fiscal 2004. The Forest Products segment sales declined by $23 million as a result of lower prices and volumes. Pricing was impacted by lower US $ reference prices and a stronger Canadian $, which averaged 8% higher versus the US $. The Pulp segment sales declined by $44 million as a result of lower selling prices, partially offset by higher shipments. While US $ reference prices for various grades of pulp increased, it was not sufficient to offset the impact of the stronger Canadian $. The Paper segment sales declined by $10 million due to lower shipments of newsprint and specialty papers, partially offset by higher newsprint and coated paper prices. The decline in shipments was caused by the permanent shutdown of approximately 138,000 tonnes of production capacity. US $ reference prices increased for all grades of paper, more than offsetting the impact of the stronger Canadian $. The Chemical segment sales increased by $28 million as a result of higher selling prices for resin and related products.

EBITDA in fiscal 2005 decreased by $111 million as compared to fiscal 2004. The Forest Products segment EBITDA declined by $43 million. In addition to the lower selling prices, margins in SPF lumber were negatively impacted by higher processing costs, partially offset by lower lumber export duties. During fiscal 2005, countervailing and antidumping duties totalled $89 million, down from $111 million in fiscal 2004. Pulp segment EBITDA declined by $86 million, primarily resulting from lower selling prices. Manufacturing costs remained relatively unchanged with higher chemical, energy, freight and mill supply costs offset by lower labour costs and a more favourable exchange rate on the French pulp mill’s Euro costs. The Paper segment EBITDA increased by $18 million as a result of the previously noted higher prices. The increase would have been greater if not for increased manufacturing costs, primarily related to chemicals, energy and freight. The higher costs were partially mitigated by a more favourable exchange rate on the St. Francisville, Louisiana coated paper mill’s US $ costs.

Depreciation expense in fiscal 2005 was $7 million higher than in fiscal 2004. In fiscal 2005, the Company recognized an impairment charge of $4 million relating to the fixed assets of a specialty sawmill.

Unusual items in fiscal 2005 were $208 million higher than in fiscal 2004. During the latter year, the Company recorded unusual items totalling $47 million. This included $37 million for the complete write-down of the Company’s investment in the Gaspesia Papers Limited Partnership, which had sought creditor protection at that time. A charge of $10 million was also recorded to eliminate the book value of an idled newsprint machine, including related spare parts. In fiscal 2005, the Company recorded unusual items of $255 million. This included $56 million relating to the restructuring and closure of several sawmills; a charge of $101 million for the permanent closure of a paper mill; a charge of $45 million related to the closure of a pulp line and one of the four paper machines at the St. Francisville paper mill; a charge of $23 million relating to goodwill impairment; and a charge of $30 million to reduce the carrying value of a dismantled pulp machine and a dismantled paper machine.

Interest, foreign exchange and other items totalled to a charge of $11 million in fiscal 2005 as compared to a credit amount of $99 million in fiscal 2004. In fiscal 2005, the Company had realized and amortized derivative financial instrument gains of $148 million. In fiscal 2004, the amount recorded was $234 million. In the prior year, the Company had also realized an investment gain of $23 million on the sale of shares of a Canadian publicly-traded forest products company.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

During fiscal 2005, the Company recorded a gain of $125 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.784 to US $0.854. In fiscal 2004, the Canadian $ had increased from US $0.739 to US $0.784, and the Company had recorded a gain of $94 million.

In 2006, the Company sold its OSB mill. As a result of the sale, the financial results have been reclassified as discontinued operations. The earnings from this operation amounted to $11 million in fiscal 2005 as compared to $34 million in fiscal 2004. Lower OSB selling prices led to the reduction in earnings.

For the year ended September 2005, the Company generated a net loss of $304 million or $3.55 per share versus net earnings of $37 million or $0.43 per share in fiscal 2004.

Risks and uncertainties

PRODUCT PRICES

Our financial performance is dependent on the selling prices of our products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Based on 2007 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on after-tax earnings.

SELLING PRICE SENSITIVITY
		Average
	Impact on	selling
	after-tax	prices ($)
	earnings	4th quarter –
	($ millions)	2006

Pulp – $25/tonne	31	685
Paper – $25/tonne	17	887
SPF lumber – $10/mfbm	10	367

The Company’s strategy is to mitigate price volatility by maintaining operations in three core sectors, namely wood products, pulp and paper; maintaining low cost, high quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint price hedges to mitigate the impact of price volatility. As at September 30, 2006, the Company did not hold any product price hedges. As at September 24, 2005, the Company held lumber futures equal to approximately 0.5% of its annual SPF lumber capacity. The fair value of the contracts was nil.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

FOREIGN EXCHANGE

Our revenues for most of our products are affected by fluctuations in the relative exchange rates of the Canadian $, the US $ and the Euro. The prices for many of our products, including those we sell in Canada and Europe are generally driven by US $ reference prices of similar products. We generate approximately US $2.2 billion of US $ denominated sales annually from our Canadian and European operations. As a result, any decrease in the value of the US $ relative to the Canadian $ and the Euro reduces the amount of revenues we realize on our sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions. This could result in the unit’s inability to maintain its operations during periods of low prices and/or demand.

Based on 2007 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US $ versus the Canadian $ and the Euro. For illustrative purposes, we have assumed an increase of 1% in the value of the US $. A decrease would have the opposite effects of those shown below.

FOREIGN EXCHANGE SENSITIVITY
(in millions of dollars)

Increase EBITDA	25
Increase interest expense	(1)

Increase cash flow	24
Loss on US $ debt translation	(14)

Pre-tax earnings	10
Tax provision	(5)

Net earnings	5

As can be seen, interest expense on the Company’s US $ denominated debt provides only a small offset to its total US $ exposure. To further reduce the impact of fluctuations in the value of the US $, the Company has adopted a policy of hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. As at September 30, 2006, the Company held US $7 million of US $ foreign exchange contracts. The fair value of these instruments was nil. As at September 24, 2005, the Company held US $ foreign exchange contracts totalling US $11 million with a fair value of $0.2 million. The Company’s derivative financial holdings at the end of fiscal 2006 are disclosed in note 21 of the audited consolidated financial statements.

OPERATIONAL RISKS

The manufacturing activities conducted by our operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents the Company’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements are granted for various terms from five to 25 years and are generally subject to regular renewals every five years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Company has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council (FSC). The Company expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. The Company has taken a proactive approach to enhance the economic participation of the First Nations in its operations wherever feasible. The Company’s operations in the United States and France source their fibre requirements from various private sources, primarily through long-term supply arrangements. The Company also purchases approximately 90,000 tonnes per year of recycled waste fibre. To mitigate the impact of price fluctuations, the Company periodically purchases old newspaper (ONP) hedges. As at September 30, 2006, the Company did not hold any ONP hedges. As at September 24, 2005, the Company held hedges relating to ONP representing approximately 3% of its annual recycled fibre purchases. The fair value of these instruments was nil.

2006	MANAGEMENT'S DISCUSSION AND ANALYSIS

Energy is an important component of mill costs, especially for high-yield pulp mills, newsprint and paper mills. In 2006, we purchased approximately $310 million of energy, 60% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Company employs several strategies, including the securing of longer term supply agreements, the purchase of derivative financial instruments and operational curtailments in periods of high prices (load shedding). As at September 2006 and September 2005, the Company did not hold any derivative financial instruments relating to purchased electricity. Fossil fuels, primarily natural gas, are purchased at market rates. The Company periodically purchases derivative financial instruments to hedge its exposure. As at September 30, 2006, the Company did not hold any natural gas hedges. As at September 24, 2005 the Company had natural gas hedges covering approximately 7% of its anticipated requirements for the next year. The fair value of these instruments was $6 million.

Nearly all the Company’s manufacturing units have a unionized workforce. Over the past 30 years, the Company has successfully negotiated new collective agreements in nearly all instances, with very few work stoppages. At many of the Company’s facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels associated with technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. As at September 2006, the Company had approximately 6,050 hourly paid employees covered by collective bargaining agreements. As at September 30, 2006, there were 17 agreements covering 1,300 employees that had expired and were under active negotiations. During fiscal 2007, a total of four agreements covering 450 employees will expire. The remaining contracts expire at various dates to August 2011. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

The Company’s operations are subject to industry specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operation, forestry practices, and site remediation. The Company has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001.

The production of pulp and paper products is capital intensive. The Company estimates it must spend approximately $90-$100 million per year on capital expenditures to avoid degradation of its current operations.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at “full” rate even when demand is not sufficient to absorb all of the output. This can lead to oversupply and lower prices, further increasing the inherent cyclicality of the industry.

TRADE RESTRICTIONS / LUMBER EXPORT DUTIES

The Company’s manufacturing operations are located primarily in Canada. However sales into the Canadian market represented only 20% of consolidated sales in 2006. As such, the Company’s financial results are highly dependant on its ability to sell its products into the “export” markets. Tariffs and trade barriers that reduce or prohibit the movement of products across international borders constitute an ongoing risk. The dispute between Canada and the United States over softwood lumber is a case in point. The United States Department of Commerce initially assessed the Company with aggregate countervailing and antidumping duties at an average rate of 29%. The combined rate was subsequently reduced to 25.47% in February 2005. and to 12.72% in December 2005. On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. As part of the agreement, the Company received a US $242 million payment on October 30, 2006 pertaining to the recovery of lumber duties on deposit with the department of Commerce (DOC) that had accumulated since May 2002.

The amount received by the Company corresponds to approximately 82% of the total amount on deposit at the DOC, including accrued interest. The funds will be used by the Company to reduce its indebtedness and increase overall liquidity levels. This item will be recorded in the Company’s December 2006 quarterly financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS	2006

FINANCIAL RISKS / DEBT SERVICE

The Company currently has a non-investment grade rating of CCC-/Ca/CCC. The ratings reflect the relatively high use of debt combined with periods of reduced operating earning due to the cyclicality of its three principal business segments. Of the total long-term debt of $1.5 billion, 92% relates to US $ denominated high-yield “Senior Notes”. The annual interest coupon on the high-yield debt ranges between 7.75% and 8.625%, generating an annual expense of US $100 million. The Senior Notes do not require periodic payments for principal amortization. Since the entire principal amount becomes due on the maturity dates of the Senior Notes, it is unlikely that the Company will have the required funds to repay the principal due. The Company will require access to the public or private debt markets to issue new notes or debt instruments to replace or partially replace the Senior Notes prior to their stated maturity dates. The nearest maturity relates to the 8.625% US $350 million Senior Notes maturing in June 2009. The Company’s objective is to reduce its leverage and improve its credit ratings prior to the refinancing of the aforementioned Senior Notes.

GROWTH STRATEGY / ACQUISITION

The Company has a publicly stated objective of growing its operations. Based on past experience, a significant portion of this growth will likely occur through acquisitions and other forms of business combinations. The ability to properly evaluate the fair value of acquisitions, to successfully integrate them into our current business operations and to realize the projected profits and returns are inherent risks related to acquisitions. The Company has gained significant expertise in evaluating businesses, performing due diligence and integrating new businesses. We believe the industry consolidation of the recent years will continue and that “size” will be required to effectively compete in the global forest products industry.

Evaluation of disclosure controls and procedures

Disclosure controls and procedures have been established by the Company to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission rules and forms. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports that are filed or submitted is accumulated and communicated to the management, including the Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated the disclosure controls and procedures and have determined that such disclosure controls and procedures are effective.

Changes in internal controls

During the period covered by this report, there have been no changes that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Oversight role of Audit Committee and Board of Directors

The Audit Committee reviews the Company’s annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the Committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditors periodically prepare for management a report on internal control weaknesses identified during the course of the auditors’ annual audit, which is reviewed by the Audit Committee.

Additional information

Additional information relating to Tembec, including the Annual Information Form, can be found on SEDAR at www.sedar.com and on the Company’s website at www.tembec.com.